

June 6, 2013

Via E-mail
Gary Martino
Chief Financial Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, Connecticut 06477

> **Re: Tangoe, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-35247**

Dear Mr. Martino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Risk Factors, page 18

General

1.   It was disclosed during the company's fourth quarter 2012 earnings call that you experienced a year-over-year decline in your cash flows from operations due to a delay in payment from one of your large channel partners. Please tell us if delayed payments are a significant risk associated with your strategic alliances distribution channel and, if so, advise what consideration you gave to discussing this risk in your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2011 and 2012, page 57

2.   Please tell us what consideration you gave to quantifying the extent to which your revenue increased due to: 1) new customers, 2) existing customers, and 3) acquisitions completed during the period. Also, please tell us what consideration you gave to disclosing the number of customers at the beginning and end of each period. We refer you to Section III.D of SEC Release 33-6835.

3.   You state on page 48 that your recurring technology and services revenue is driven primarily by the amount of communication spend that you manage for fixed line contracts and the number of mobile devices that you manage for mobile device contracts. Please provide us with the amount of communication spend and mobile devices that you managed for each period presented and tell what consideration you gave to including a discussion of these metrics in your results of operations discussion or explain further why you do not believe this information would be meaningful to an understanding of your operations.

Part III (Incorporated by Reference from Definitive Proxy Statement)

Executive Compensation

Summary Compensation Table

4.   Item 402(a)(3) of Regulation S-K requires that the company disclose executive compensation for its principal executive officer, principal financial officer and "three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year." We note that your summary compensation table provides compensation data for two additional officers other than your principal executive officer and your principal financial officer. Please advise why the company provides executive compensation disclosure for only four named executive officers.

Gary Martino
Tangoe, Inc.
June 6, 2013
Page 3

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Business Combinations

Anomalous Networks, Inc., page 83

5.   We note that the aggregate consideration for the Anomalous acquisition included 132,617 unvested and unregistered shares of the company's common stock with vesting based on achievement of revenue targets relating to sales of Anomalous products and services for periods through January 31, 2013. We further note your disclosure on page 19 of your Form 10-Q for the quarter ended March 31, 2013 that these shares were cancelled and retired. Please clarify how you accounted for this contingent consideration at the time of the acquisition. Further, please clarify why the shares were subsequently cancelled and retired and how you accounted for the cancellation of these shares. Please refer to the authoritative accounting literature you relied on in accounting for these shares. Please also clarify the composition of the $1.4 million deferred cash consideration included as part of the purchase price. In this regard, we not that the deferred purchase price liability relating to this acquisition, disclosed on page 94 is $978,000.

Note 10. Stockholders' Equity, page 97

6.   We note your disclosure on page 100 that you will amortize the intangible asset relating to your strategic relationship agreement with IBM in proportion to expected revenue over approximately a ten year period. We further note for the year ended December 31, 2012 you recorded $174,451 of amortization, which represents 2.8% of the gross intangible balance and that cumulatively through December 31, 2012 you have amortized 5% of this balance. Considering there are approximately seven years remaining in the expected life of this agreement, it appears that you are anticipating significant increases in revenue from this arrangement. Please clarify the basis for the expected future increases in revenue as compared to historical amounts. Further, please tell us what consideration you gave to recognizing amortization on a straight line basis. We refer you to ASC 350-30-35-6.

Note 11. Income Taxes, page 106

7.   We note your disclosure on page 108 that the deferred tax liability relating to the different book and tax treatment for goodwill and other intangible assets increased from $0.7 million as of December 31, 2011 to $2.7 million as of December 31, 2012; however, the impact of taxable goodwill in your rate reconciliation is only $499,000. Please clarify the remaining increase in the deferred tax liability.

8.   We note from your disclosure on page 109 that you have not recorded a provision for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries as you

plan to utilize such undistributed earnings to finance expansion and operating requirements of your subsidiaries outside of the U.S. Please confirm that you have determined that such earnings will be "indefinitely" reinvested and if true, please revise to clarify your disclosures to indicate as such in future filings. We refer you to ASC 740-30-25-17. In addition, please tell us the amount of undistributed earnings to date. Also disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in your foreign subsidiaries that are essentially permanent in duration if determination of that liability is practicable or a statement that determination is not practicable. We refer you to ASC 740-30-50-2(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. . If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-Mail
        Thomas Flynn
        David Westenberg